1245

02060504

82- SUBMISSIONS FACING SHEET

BEST AVAILABLE COPY

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cue Energy Resources Limited

*CURRENT ADDRESS BDO House
99-105 Customhouse Quay
PO Box 10-340
Wellington, New Zealand

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

FILE NO. 82- 34692 FISCAL YEAR 6/30/02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]
DATE: 12/11/02

82-34692

ARIS 6-30-02

Cue Energy Resources Limited



Annual Report 2002



contents



highlights of the year>

> 100% increase in net profit

> Continued oil production

> Successful appraisal of the Oyong field

> Debt free

Photos courtesy of Santos Ltd and Chevron Niugini Ltd.

cations & Joint Ventures>




MALAYSIA
PAPUA NEW GUINEA
IRIAN JAYA
INDONESIA
AUSTRALIA



Indonesia

Sampang PSC
- * Santos 45%
- El Paso 40%
- **Cue 15%**

Australia

EP 363
- * Apache 73.60%
- **Cue 10% option**
- Kufpec 12.79%
- Tap 13.61%

Papua New Guinea

PDL 3
- SHP 40.149650%
- Orogen 20.5%
- Oil Search 15.859740%
- * Santos 15.921718%
- **Cue 5.568892%**
- **(SE Gobe Unit 3.285651%)**
- PRG 2.0%

PPL 189
- * Santos 42.553%
- Oil Search 42.553%
- **Cue 14.894%**

PPL 190
- * Santos 31.278%
- Oil Search 31.278%
- Murray 26.497%
- **Cue 10.947%**

PPL 193
- * Oil Search 44.64%
- Mosaic 28.57%
- Gedd 16.07%
- **Cue 10.72%**

PPL 194
- **Cue 100%**

* Operator







Chairman's Overview

> The 2001-2002 year has been a positive one for your company. We achieved a 100% increase in net profit to $3.9 million after writing off exploration expenditure and amortisation of $4.1 million.

> Cue received revenue of $12.5M for the year (2001 $13.8M) and made an after tax profit of $3.9M (2001 $1.9M). The operating profit, at $4.4M, was $2M higher than 2001.

> Your directors have refocussed Cue back to its core business of oil and gas exploration and production and intend to maintain that position.

> We received $8.3M in oil production revenue from our interest in the unitized SE Gobe oil field in Papua New Guinea, for which our net share of oil production from the field was 168,470 barrels. This was sold at an average price of approximately USD23 bbl. Our share of oil production for the three months to 30 September 2002 was 37,515 barrels, which realized $2.1M at an average oil price of USD26 bbl.

> Current higher oil prices bode well for continued profitability. We anticipate a continuation of these levels while the Middle East crisis continues. Cue is unhedged and therefore fully exposed to spot oil prices.

> During the year, we sold our 14% interest in the Yolla gas field and used the A$6.7 million from the sale to primarily retire debt. The current year profit on the sale of Yolla was $2.85M. As a result your company is now debt free, and in addition, had $4.82 million in cash reserves at the end of the financial year.

> On the operations front, I am pleased to report that substantial progress has been achieved toward the commercialisation of the Oyong oil and gas discovery in the Sampang PSC offshore East Java, Indonesia. The Oyong –3 well successfully appraised the field and two development concepts are being evaluated. Our partners Santos and El Paso are both keen to progress the project to an early development decision.

> We anticipate that an additional wildcat well will be drilled on the Oyong trend in the fourth quarter of 2002. The likely target structure, Wortel, has the potential to hold similar volumes of oil and gas to Oyong. Detailed seismic has also identified 18 targets worthy of further examination.

> In Papua New Guinea, we are looking forward to participating in the Bilip –1 well, which will test a structure along trend from the SE Gobe oil field and the Saunders 1 –X oil discovery. Bilip –1 is an oil play with the potential to hold 30-100 million bbls and will spud in October 2002.

> In the opinion of your Directors, our investments in Papua New Guinea and Indonesia have the potential to create significant value for shareholders. In addition, we continue to examine exploration opportunities in Australia.

> We have ongoing oil production revenue, cash reserves, no debt, the potential for a new oil and gas development at Oyong, excellent exploration drilling opportunities and significant follow up potential. In short, I am pleased with the state of the Company and would like to thank both the board and our management and staff for their efforts during the year.

> I look forward to the coming year.

Richard Tweedie
Chairman





Chief Executive Officer's Review



> During the past year the Company focused on its existing exploration and production areas where there have been several developments that will lead to renewed exploration drilling and to new oil and gas production. In the next year we intend to seek new exploration areas within Australia with scope for future growth.



Papua New Guinea

Production

> Cue's net share of oil production from the SE Gobe field for the year was 168,470 barrels. At the end of the year the oil production rate was approximately 11,500 barrels of oil per day, with Cue's net share approximately 440 barrels of oil per day. Various production wells were shut in intermittently as associated gas production levels reached the field gas reinjection capacity. The field production rate is in decline, as anticipated. However, Chevron as operator continues to study ways to slow the decline and a number of initiatives to enhance the oil production rate were undertaken during the year.

> SE Gobe 10 was drilled in September 2002 and produced unacceptable volumes of water and sand when briefly brought on production. A subsequent workover and sidetrack of the well were unsuccessful and it has been completed as a backup water injector.

> SEG 1 was also sidetracked to a more optimum position and successfully brought into oil production towards the end of the year. In August 2002, the well was flowing at a rate of 2200 barrels of oil per day.

> A successful gas injection test was undertaken in SEG –7 and, as a result, additional gas compressors were ordered and are expected to be operating by November 2002. The additional gas injection capacity will allow the oil production rate to be increased and incremental oil reserves to be recovered over the life of the field.

> The 2002 SE Gobe Reserves Report prepared by Chevron, the operator of the field, shows estimated ultimately recoverable reserves of oil at 44.2 million stock tank barrels, with 23.6 million stock tank barrels remaining to be recovered after the production of 4.4 million barrels of oil over the past year. The estimated total recoverable gas volume remains unchanged from last year at 270 billion cubic feet.


PAPUA NEW GUINEA

Papua New Guinea - Location Map


P'NYANG
GAS FIELD
HIDES GAS FIELD
GOBE & S.E. GOBE
OIL FIELDS
PPL
194
PDL 3
PPL 190
Goroka
APPL 229
JUHA GAS FIELD
KUTUBU
OIL FIELDS
Koko-1
APRL 8
KIMU GAS FIELD
APRL 9
BARIKEWA GAS FIELD
KUTUBU PIPELINE
KUMUL MARINE
TERMINAL
Kerema
THRUST FRONT
0
50
KILOMETRES
PORT MORESBY

Exploration

> The suspension of PPL190, due to landowner disputes, was lifted in December 2001. Data from the seismic line over the eastern extension of the Gobe anticline was used to map the Bilip prospect which is immediately to the east of the PDL –4, Saunders –1X oil discovery and overlaps the western boundary of PPL190 and the adjacent PDL -4. An access road has been constructed to the Bilip –1 well site and the well is expected to begin drilling in mid October 2002. Success at Bilip could result in early oil production due to the prospect's proximity to the Gobe production facilities.

> In PPL 189 and PPL 193, the joint ventures have been offered Retention Licences over the Barikewa and Kimu gas fields respectively. Negotiations are ongoing for a new Petroleum Prospecting Licence over nine graticular blocks which are considered to be the most prospective portion of PPL 189.

> No activity took place during the year in PPL194.

Australia

Development

> In October 2001, Cue sold its interest in the Yolla gas field in the Bass Basin for A$6.7million. The sale primarily allowed Cue to retire all debt. In Queensland, ATP 541P was not renewed after unsuccessful early 2001 exploration drilling.



GOBE MAIN FIELD
HEALY
MAKAS
PPL 190
PPL 190 50 - 130 million barrels
PDL 4
PPL 206
PPL 219
S.E.GOBE FIELD
Gobe-2X
Gobe-7X
SEG-9
SEG-1
SEG-8
SEG-2
SEG-10
Gobe-3X
SEG-3
SEG-7
SEG-5
SEG-6
Saunders-1X
SAUNDERS
PPL 190 30 - 100 million barrels
GILLESPIE
BILIP
UNIT AREA
GOBE FOOTWALL
Oil
Gas
Prospects & Leads
50 - 130
Mean and highside recoverable volumes
PDL 3
NW Iehi-1
PDL 4
PPL 190
3 - 12 million barrels (preliminary range)
Iehi-1
0
10
KILOMETRES

Papua New Guinea SE Gobe Area



PDL 4
PPL 219
-2000
-1900
-1800
-1700
-1600
-1500
-1400
-1300
-1200
Gobe 7XST3
SEG 4
SEG 9 ST1
SEG 3
SEG 1ST1
SEG 1
SEG 8
SEG 2
SEG 10
Gobe-3X
SEG 7
SEG 10ST1
SEG 5ST1
SEG 6ST1
Oil
Gas
0
1
KILOMETRE
PDL 3
PDL 4

Depth Structure Map - Top U. Iagifu Reservoir


MALAYSIA
INDONESIA
112°30'E
113°00'E
113°30'E
N
KE Field
Java Sea
7°00'S
Lerpak Field
Madura
Bangkalan
Sampang PSC
Ketegeneh Field
Gresik
Sampang
Surabaya
West Anggur
Kerawai
Persik
Wortel
Oyong
Pare
Jalar
Herbras
Paus
Gurila
Maleo Field
Lidah Field
SK2
500 BCF
SSK3
2 TCF
BD Field
Puteri Laut
Ubur-Ubur
Wunut Field
Enau
Dukuh
Flamboyan
7°30'S
Pipeline
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play
Pasuruan
Madura Strait
0 20
KILOMETRES
Java
Probolonggo
Besuki
After Santos Ltd
Indonesia - Oyong PSC - Location Map

Indonesia

Exploration

> At the beginning of the year, the Oyong –2 well was drilled to a total depth of 1935 metres, after penetrating the gas and oil columns in the Mundu formation that were encountered in the discovery well, Oyong –1. The deeper Wonocolo and Ngrayong secondary objectives were encountered high to prediction and the well was, therefore, not drilled to the planned total depth of 2280 metres. Wireline logging indicated that a 2 metre zone with oil shows, which was encountered from 1833-35 metres within the Ngrayong, had very poor reservoir qualities. Oyong –2 was suspended for potential future production and the drilling rig moved to Oyong –1 to flow test the Mundu oil and gas zones penetrated in that well. Oyong –1 had penetrated a 110 metre gross gas column between 813 and 923 metres drill depth, overlying an approximately 35-40 metre gross oil column in the early Pliocene Mundu Formation which consists of a Globigerina grainstone (limestone).

> The first Oyong –1 flow test from the 4 metre interval 927-931 metres in the oil zone, flowed 1132 barrels of 41.90 API oil per day with 2.5 million cubic feet of associated gas per day through 28/64" choke, with a well head pressure of 970psig. The second flow test from the 18 metre interval 855-873 metres in the gas zone, flowed 12.4 million cubic feet of gas per day through a 48/64" choke, with a well head pressure of 1005 psig. The gas contained 0.6 percent carbon dioxide and no hydrogen sulphide. Oyong –1 was then suspended for potential future production.

> The drilling rig moved from the Oyong discovery to the Anggur structure where Anggur –3 began drilling on 25 August 2001. The well was plugged and abandoned forty nine days later, after failing to reach the deeper Ngrayong objective due to mechanical difficulties. Oil and gas shows were encountered in the shallower Mundu and Wonocolo Formations, indicating the presence of active oil and gas generation and migration in the area of the Anggur structure.

> After drilling Anggur 3, the drilling rig moved back to the Oyong field to drill the Oyong –3 appraisal well approximately 1 kilometre east of the Oyong –1 discovery well. Oyong –3 was drilled to a total depth of 1125 metres and encountered a 19 metre oil column in the Mundu Formation. The oil column was penetrated approximately 20 metres

Oyong Field Development Concept


Oil Wells
Gas Wells
Wellhead Platform
Offloading Tanker
FPSO
Gas Re-injection Line (6inch)
Sales Gas Export Line (8inch) 80km
Multiphase Line (8inch)

below the gas/oil contact seen in the Oyong –1 and –2 wells. Wireline logs and pressure information indicated an oil/water contact the same as that encountered in Oyong –1 and –2, giving a gross oil column in the Oyong structure of approximately 38 metres. Around 33 metres of residual oil was encountered below the oil/water contact, indicating leakage from the structure.

> In January 2002, a 74 square kilometre 3D seismic survey was acquired over Oyong to allow more accurate mapping of both structure and depositional facies of the grainstone reservoir. Preliminary volumetric calculations have indicated that Oyong contains approximately 90 million barrels of oil in place and approximately 120 billion cubic feet of gas in place.

Ongoing geological and reservoir engineering studies are expected to refine reserve numbers.

> An engineering development concepts study has been completed for the field and two potential development modes identified. The first envisages a simple well head platform with produced oil, gas and water being processed on a floating production system (FPSO). The oil would be exported by tanker from time to time and the gas piped to market in the general Surabaya area. Surabaya is the second largest and the most industrialised city in Indonesia, with a large and growing gas market where gas demand exceeds supply.
In the second mode, all processing is done on a more substantial production platform, with the oil being stored in a barge and the gas exported by pipeline.

The FPSO option is currently the favoured mode of development, using a leased FPSO.

> Specific markets for gas are actively being pursued and a number of possible pipeline routes are being studied.

> An environmental baseline study has also been completed for the field. It is expected that front end engineering and design studies for Oyong will begin in the third quarter of 2002.

> During the year, several new leads were identified in the general vicinity of the Oyong field bringing the total identified in the block to eighteen. The most significant of the new leads in the Oyong area, is Wortel, which is approximately 7 kilometres west of Oyong and has the potential to hold similar volumes of oil and gas. In

September 2002, a site survey was conducted over Wortel which is a candidate for drilling in the fourth quarter of 2002. A small 2D infill seismic survey was run over the West Anggur lead in conjunction with the Wortel site survey. The West Anggur lead has been mapped immediately up dip from gas and oil shows in the Mundu Formation in Anggur –3 which was drilled in September 2001.

> Other prospects and leads in the block were remapped during the year. This remapping resulted in the identification of a lead in the western portion of the block which has the potential to contain in excess of two trillion cubic feet of recoverable natural gas. A 2D infill seismic survey is planned for late 2002 to mature both this lead and other prospects and leads for potential drilling in 2003.



> During the year Cue received US$1,665,954 insurance payments for costs incurred as a result of drilling blow outs in the Anggur –1 and –2 wells. Further insurance claims are pending.

> The company also received a payment of US$425,560 in full and final settlement of litigation in relation to Saga Petroleum's interest in the Jambi Merang PSC, Indonesia.

> No exploration took place in the Tanjung Jabung PSC in South Sumatra and, in December 2001, the company which held Cue's 76% interest in the PSC was sold, for a nominal consideration, to a company associated with Wirabuana Petrolindo Ltd, the operator for the Tanjung Jabung PSC.

> The next year will be an active one for the Company. We expect to have exploration seismic and drilling in the Sampang PSC in Indonesia, in addition to the development of the Oyong field. In PNG we expect continued efforts to sustain SE Gobe oil production and hopefully follow up to the Bilip –1 well. We will also focus on new exploration opportunities in Australia to potentially provide future growth for the Company.

Robert J. Coppin
Chief Executive Officer



Corporate Governance Statement

> The directors of Cue Energy Resources Limited recognise the need for high standards of corporate governance.



Remuneration and Nomination Committee

> The committee consists of the following:

L. Musca (Chairman)

R.G. Tweedie

> The remuneration and nomination committee makes recommendations to the full Board on remuneration packages and other terms of employment and reviews the composition of the Board having regard to the company's present and future needs.

> Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements and fringe benefits.

> Remuneration packages are set at levels that are intended to attract and retain capable staff.

> Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

> Further information on directors' and executives' remuneration is set out in the Directors' Report.

Audit Committee

> The audit committee consists of the following:

E.G. Albers (Chairman)

A.M. Knox

> The main responsibilities of the audit committee are to;

- review the annual financial statements with the Chief Executive Officer, the Chief Financial Officer and the external auditors and make appropriate recommendations to the Board;
- review all regular financial reports to be made to the public prior to their release and make appropriate recommendations to the Board;
- monitor compliance with statutory and New Zealand, Australian and Port Moresby Stock Exchange requirements for financial reporting;
- review reports from management and external auditors on any significant proposed regulatory, accounting or reporting issues, to assess the potential impact on the Company's financial reporting process.

> The committee is also charged with the responsibilities of recommending to the Board the appointment, removal and remuneration of the external auditors and reviewing the terms of their engagement and the scope and quality of the audit.

Ethical Standards

> The Board has adopted a Code of Ethical Business Standards, a copy of which has been distributed to all employees. The Code sets out the ethical standards expected of all directors and employees in carrying out their duties. The Code is set out under the following main headings:

Respect the Law and act accordingly

- Dealing with Conflicts of Interest - We will not act in ways which may cause others to question our loyalty to Cue Energy
- Use of Assets (including funds, information and equipment) - use responsibly and in the best interest of the Company
- Maintain Integrity - deal fairly and honestly and treat others with dignity
- Be responsible for our actions and accountable for their consequences.





Annual Report of Directors

For the year ended 30 June 2002

> Pursuant to the Companies Act 1993, the Directors of Cue Energy Resources Limited submit for shareholders' approval their annual report on the affairs and the audited group financial statements of Cue Energy Resources Limited ("the Company") and its subsidiaries ("the Group") for the year ended 30 June 2002.

Directors

> The names of directors of the Company in office at the end of this year and who ceased to hold office during the year are:

Leon Musca

Richard G Tweedie (appointed 16/07/2001)

Kenneth Hoolihan (appointed 16/07/2001)

E Geoffrey Albers (appointed 14/08/2001)

Andrew M Knox (resigned 15/03/2002)

Michael D Tilley (resigned 16/07/2001)

David J Quigg (resigned 16/07/2001)

John S Horner (resigned 16/07/2001)



Principal Business

> The principal business of the Cue Energy Resources Limited ("Cue") Group is petroleum exploration, development and production.

> Cue is listed on the New Zealand Stock Exchange, the Australian Stock Exchange and the Port Moresby Stock Exchange.

2001/2002 Results

> Group revenue for the year ended 30 June 2002 was $ 12,523,539.

> Group expenses totalled $8,069,678 including production expenses and writeoffs.

> The operating profit before taxation for the year was $4,453,861. The Group made taxation payments of $549,136. The Group profit after taxation and minority interests amounted to $3,904,725.

Share Divestments

> During the year the Group disposed of its entire shareholding in Data & Commerce Limited.

GROUP OPERATIONS

Papua New Guinea

> Cue's net share of oil production from the SE Gobe field for the year was 168,470 barrels and at the end of the year the oil production rate was approximately 11,500 barrels of oil per day. Various production wells were shut in intermittently to control produced gas volumes.

> The SE Gobe-10 well was drilled and completed, but could not be satisfactorily produced. A subsequent workover and sidetrack were not successful and the well will be used as a backup water injector.

> The SE Gobe –1 well was sidetracked and successfully brought into oil production towards the end of the year. A successful gas injection test was undertaken in SE Gobe –7 and as a result, additional gas compressors were ordered for installation in late 2002.

> The data from the seismic line over the eastern extension of the Gobe anticline was used to map the Bilip prospect which overlaps the western boundary of PPL190 and the adjacent PDL –4. At year end, an access road was being constructed to the Bilip –1 well site. The well is expected to begin drilling in mid October 2002.

Indonesia

> During the year, the Oyong-2 well was drilled to a total depth of 1935 metres with the Wonocolo and Ngrayong objectives being encountered high to prediction. The well was suspended for potential future production from the Mundu Formation. The Mundu Formation oil and gas columns intersected in both the Oyong-1 and –2 wells were successfully flow tested in Oyong -1.

> Anggur-3 began drilling on 25 August 2001 and was plugged and abandoned at a depth of 2520 metres, after failing to reach the deeper Ngrayong objective due to mechanical difficulties.

> The Oyong – 3 appraisal well, drilled to a total depth of 1125 metres, encountered a 19 metre column of oil in the Mundu formation.

> In January 2002, a 74 square kilometre 3D seismic survey was acquired over Oyong and late in the year an engineering development concepts study was undertaken to consider various development options for the field. An environmental base line study was also undertaken.

> In December 2001, the company which held Cue's 76% interest in the Tanjung Jabung Production Sharing Contract, onshore South Sumatra, Indonesia, was sold to a company associated with Wirabuana Petrolindo Ltd, the operator for the Tanjung Jabung PSC, for a nominal consideration.

Australia

> In October 2001, Cue sold its 14% interest in the Yolla gas field for A$6.7 million and ATP541P in Queensland was not renewed after the unsuccessful early 2001 exploration drilling.

Shareholders' Equity & Capital Structure

> Total Shareholders' Equity as at 30 June 2002 was $35,666,134. At balance date Cue had share capital of $83,774,384.

> The total number of shares on issue as at 30 June 2002 is 333,943,755.

Options and Other Rights of Conversion

(a) Options

As at 30 June 2002 the following options were outstanding:

Unlisted

- 2,000,000 unlisted options to employees, over fully paid shares. Options are exercisable as follows:



	No. of Options	Exercise Price (cents A$)	Expiry Date
Staff	500,000	8	02/05/04
Members	500,000	10	02/05/04
	500,000	12	02/05/04
	500,000	15	02/05/04

During the year no options were exercised and 200,000 options granted to employees lapsed.

(b) Other Rights of Conversion

(i) Preference Share Issue

> On 1 August 1996, a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited. The preference share, subject to certain conditions, converted into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares on 1 July 2001.

(ii) SE Gobe Project Loan

> Pursuant to the Loan and Guarantee Agreement with Commonwealth Development Corporation (CDC), the Company granted to CDC a conversion right whereby US$2.3 million might be converted into ordinary fully paid shares in Cue Energy at a price of A$0.20 cents at any time on or before 14 October 2001 at the then prevailing exchange rate subject to various adjustments. The loan was not converted and was repaid in full on 14 October 2001.

Environmental Regulation and Performance

> The Group holds participating interests in a number of exploration and production licences as detailed in Note 22 to the financial statements. The various authorities granting such licences require the licence holder to comply with the directions and terms of the grant of the licence.

> There have been no significant known breaches of the Group's licence conditions.

Financial Statements

> The financial statements for the year ended 30 June 2002 immediately follow this report on pages 19 to 41.

Directors' Interests in Contracts

> Since the date of the last report, pursuant to section 140(2) of the Companies Act 1993, the following directors have declared that they are to be regarded as having an interest in any contract that may be made with the entities listed below by virtue of their directorship or memberships of those entities:

- Corporate fees paid to L Musca & Co of which L. Musca is a principal; $81,780. (Directors fees $60,000).
- Corporate fees paid to Silva Holdings Pty Ltd of which A.M. Knox is a principal: $34,356. (Directors fees).
- Corporate fees paid to Todd Petroleum Mining Company Limited of which R. G. Tweedie and K. Hoolihan are employees: $57,608. (Directors fees).

> No material contracts involving directors' interests were entered into after the end of the previous financial year or existed at the end of the financial year, other than the transactions detailed in Note 29 to the financial statements.

Auditors

> In accordance with the provisions of the Companies Act 1993, the Company's auditors, Spencer & Co, continue in office. It remains for members to authorise the directors to fix their remuneration at the annual general meeting.

Information on Directors

Director	Qualifications and Experience	Special Responsibilities	Particulars of Directors' Interests in Shares of Cue Energy Resources Limited	Total Remuneration and Other Benefits $
R G Tweedie (56 years) (appointed 16/07/2001)	LL.B. Managing Director of Todd Petroleum Mining Company Limited and Todd Energy Limited and Associated Companies.	Chairman of Board of Directors. Member of Remuneration and Nomination Committee.	34,143,561^	57,608
E G Albers (58 years) (appointed 14/08/2001)	LL.B. FAICD. Director of Octanex NL. Director of Methanol Australia Limited. Director of Bass Strait Oil Company Limited. Director of Strata Resources NL.	Non-Executive Director. Chairman of Audit Committee.	48,722,413^	52,831
K Hoolihan (50 years) (appointed 16/07/2001)	MSc (Hons). Exploration Manager Todd Petroleum Mining Company Limited.	Non-Executive Director.	33,655,032^	57,608
A M Knox (40 years) (resigned 15/03/2002)	B.Com, CA, CPA, FAICD. Director of all Cue subsidiaries.	Executive Director. Member of Audit Committee.	1,563,583^	198,348
L Musca (59 years)	LL.B. Barrister and Solicitor. Director of Cue Energy Holdings Ltd.	Non-Executive Director. Chairman of Remuneration and Nomination Committee.	11,182,925^	81,780#
M D Tilley (52 years) (resigned 16/07/2001)	BA, FCA FAICD. Director of Terrain Capital Ltd.	Non-Executive Director.	N/A	-
D J Quigg (46 years) (resigned 16/07/01)	LL.B. Principal of Quigg Partners Solicitors.	Non-Executive Director.	N/A	-
J S Horner (27 years) (resigned 16/07/01)	LL.B. Principal of Quigg Partners Solicitors.	Non-Executive Director.	N/A	-

^ Includes shares held by Director related parties.

Includes payments to directors for services provided (refer note 29).

Certain Directors of the parent company are also directors of subsidiary companies. No shares in subsidiary companies are held by the directors and no remuneration or other benefits were paid or are due and payable by subsidiary companies.

RJ Coppin is a director of Cue Energy Holdings Ltd and holds 1,225,000 shares in the parent company and no shares in the subsidiaries. No remuneration or other benefits are paid by the subsidiaries.



Interests Register

> Each company in the group is required to maintain an Interests Register in which the particulars of certain transactions and matters involving the directors must be recorded. The Interests Registers for the parent company and its subsidiaries are available for inspection at the head office of the parent company.

The matters to be recorded include:

- Directors remuneration and benefits.
- Transactions in which a director has an "interest".
- Shareholdings and dealings involving the directors of the company.
- Indemnity and insurances of directors, employees and auditors.

Particulars of Directors Transactions in Shares of the Parent Company

Director	Number of Shares Acquired/(Disposed)	Amount Paid/ (Received)	Date(s) of Transaction	Class of Share	Shares held at Balance Date
L Musca	(10,000,000)	-	05/07/2001	Ordinary	Nil
Portfolio Securities	10,000,000	-	05/07/2001	Ordinary	10,737,130
Leon Nominees	-	-	-	Ordinary	149,087
BB Nominees Pty Ltd	22,857	A$0.045	02/01/2002	Ordinary	175,612
	20,500	A$0.051	09/01/2002	Ordinary	
	68,462	A$0.047	03/04/2002	Ordinary	
	10,286	A$0.047	04/04/2002	Ordinary	
	53,507	A$0.047	05/04/2002	Ordinary	
R G Tweedie	-	-	-	Ordinary	Nil
R Tweedie Super Fund	-	-	-	Ordinary	488,530
BB Nominees Pty Ltd	60,345	A$0.042	18/12/2001	Ordinary	383,935
	61,264	A$0.043	18/12/2001	Ordinary	
	68,572	A$0.045	02/01/2002	Ordinary	
	61,500	A$0.051	09/01/2002	Ordinary	
	68,461	A$0.047	03/04/2002	Ordinary	
	10,286	A$0.047	04/04/2002	Ordinary	
	53,507	A$0.047	05/04/2002	Ordinary	
K Hoolihan	-	-	-	Ordinary	Nil
BB Nominees Pty Ltd	60,345	A$0.042	18/12/2001	Ordinary	383,936
	61,264	A$0.043	18/12/2001	Ordinary	
	68,572	A$0.045	02/01/2002	Ordinary	
	61,500	A$0.051	09/01/2002	Ordinary	
	68,462	A$0.047	03/04/2002	Ordinary	
	10,286	A$0.047	04/04/2002	Ordinary	
	53,507	A$0.047	05/04/2002	Ordinary	
A M Knox	-	-	-	Ordinary	N/A
BB Nominees Pty Ltd	22,857	A$0.045	02/01/2002	Ordinary	N/A
	20,500	A$0.051	09/01/2002	Ordinary	
	57,059	A$0.047	03/04/2002	Ordinary	
	8,572	A$0.047	04/04/2002	Ordinary	
	44,595	A$0.047	05/04/2002	Ordinary	
E G Albers	-	-	-	Ordinary	4,016,433
Browse Petroleum Pty Ltd	(154,180)	A$0.05	28/06/2002	Ordinary	11,200,000
Octanex NL	-	-	-	Ordinary	31,160,140
Ernest Geoffrey Albers & Pamela Joy Albers	-	-	-	Ordinary	655,214
Sacrosanct Pty Ltd	-	-	-	Ordinary	750,000
BB Nominees Pty Ltd	76,310	A$0.042	18/12/2001	Ordinary	678,434
	77,472	A$0.043	18/12/2001	Ordinary	
	137,143	A$0.045	02/01/2002	Ordinary	
	123,000	A$0.051	09/01/2002	Ordinary	
	136,924	A$0.047	03/04/2002	Ordinary	
	20,571	A$0.047	04/04/2002	Ordinary	
	107,014	A$0.047	05/04/2002	Ordinary	

Directors Savings Plan

> The Directors Savings Plan was re-instituted, effective 1 October 2001.

Executive Remuneration

> Details of remuneration ranges for employees of the parent and the group receiving remuneration and benefits above $100,000 are:

Remuneration ranges of employees	Number of employees in each band			
	Consolidated		Parent	
	2002	2001	2002	2001
$ 230,000 - $ 239,999	-	1	-	1
$ 270,000 - $ 279,999	1	-	1	-
$ 300,000 - $ 309,999	-	1	-	1
$ 320,000 - $ 329,999	1	-	1	-

Remuneration of Auditors

> Amounts payable to the principal auditor for audit services are $73,855 and for other services, $17,794.

Directors' Insurance

> In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium.

Information Used by Directors

> There were no notices from directors of the Group or Holding Company requesting to use Company information received in their capacity as directors which would not otherwise have been available to them.

Events Subsequent to Balance Date

> The directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements, that has significantly or may significantly affect the operation of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

On behalf of the Board

R.G. Tweedie
Director

E.G. Albers
Director
27 September 2002





Financial Information>

for the year ended 30 June 2002

STATEMENTS OF FINANCIAL PERFORMANCE
For the year ended 30 June 2002

		CONSOLIDATED		PARENT	
		2002	2001	2002	2001
	NOTE	$	$	$	$
Revenue	2	12,523,539	13,831,830	2,866,625	1,779,007
Operating profit/(loss) before taxation	5	4,453,861	2,472,153	(4,292,686)	397,513
Income tax	5	(549,136)	(541,389)	-	-
Operating profit/(loss) after income tax attributable to the group		3,904,725	1,930,764	(4,292,686)	397,513
Accumulated losses at beginning of year		(52,012,975)	(53,943,739)	(45,153,325)	(45,550,838)
Accumulated losses at end of year		(48,108,250)	(52,012,975)	(49,446,011)	(45,153,325)

STATEMENTS OF MOVEMENTS IN EQUITY
For the year ended 30 June 2002

		CONSOLIDATED		PARENT	
		2002	2001	2002	2001
	NOTE	$	$	$	$
Equity at beginning of the year		30,271,779	27,013,923	37,131,429	35,406,824
Surplus/(Loss) and Revaluations					
Net surplus/(loss) for the year		3,904,725	1,930,764	(4,292,686)	397,513
Total recognised revenues and expenses for the year		3,904,725	1,930,764	(4,292,686)	397,513
Other Movements					
Contribution from owners	6	1,489,630	1,327,092	1,489,630	1,327,092
Equity at end of the year		35,666,134	30,271,779	34,328,373	37,131,429

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

STATEMENTS OF FINANCIAL POSITION
As at 30 June 2002

		CONSOLIDATED		PARENT	
		2002	2001	2002	2001
	NOTE	$	$	$	$
Shareholders' Equity					
Share capital	6	83,774,384	80,404,799	83,774,384	80,404,799
Reserves	8	-	1,879,955	-	1,879,955
Accumulated losses	9	(48,108,250)	(52,012,975)	(49,446,011)	(45,153,325)
Total Shareholders' Equity		35,666,134	30,271,779	34,328,373	37,131,429
Current Assets					
Cash and bank balances	21(b)	4,927,387	5,014,450	4,927,387	5,014,450
Accounts receivable	10	1,990,825	4,406,079	27,326	18,839
Investments	12	-	694,317	-	-
Total Current Assets		6,918,212	10,114,846	4,954,713	5,033,289
Non Current Assets					
Accounts receivable	10	1,459,301	2,670,537	-	-
Property, plant and equipment	11	59,867	66,642	59,867	66,642
Investments	12	440,939	1,433,041	1,084,744	3,492,192
Advances to subsidiaries	15	-	-	29,772,006	31,105,305
Exploration and evaluation expenditure	16	19,149,194	16,956,602	-	-
Production properties	17	10,355,897	11,980,972	-	-
Total Non Current Assets		31,465,198	33,107,794	30,916,617	34,664,139
Total Assets		38,383,410	43,222,640	35,871,330	39,697,428
Current Liabilities					
Payables and accruals	18	1,175,753	2,717,774	211,340	526,754
Borrowings	19	-	7,562,550	-	-
Total Current Liabilities		1,175,753	10,280,324	211,340	526,754
Non Current Liabilities					
Payables and accruals	18	1,541,523	2,670,537	82,222	-
Advances from subsidiaries	15	-	-	1,249,395	2,039,245
Total Non Current Liabilities		1,541,523	2,670,537	1,331,617	2,039,245
Total Liabilities		2,717,276	12,950,861	1,542,957	2,565,999
Net Assets		35,666,134	30,271,779	34,328,373	37,131,429

On behalf of the Board

R.G. Tweedie Director

E.G. Albers Director

27 September 2002

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

STATEMENTS OF CASH FLOWS
For the year ended 30 June 2002

		CONSOLIDATED		PARENT	
		2002	2001	2002	2001
	NOTE	$	$	$	$
Cash Flows from (to) Operating Activities					
Production income		8,989,151	11,474,848	-	-
Interest received		137,514	466,438	127,399	466,438
Dividends received		17,935	13	17,935	13
Litigation and Settlement costs		1,026,350	(272,244)	1,026,350	(272,244)
Foreign currency exchange gain / (loss)		-	557,874	-	(869,355)
Payments to employees and other suppliers		(1,903,279)	(4,799,487)	(1,903,279)	(2,132,445)
Income tax paid		(622,283)	(229,896)	-	-
Royalties paid		(191,385)	-	-	-
Interest and finance costs		(782,919)	(545,886)	-	(13,940)
Net cash from (to) operating activities	21(a)	6,671,084	6,651,660	(731,595)	(2,821,533)
Cash Flows from (to) Investing Activities					
Sale of investments		1,310,891	5,785,309	584,606	1,045,824
Sale of Yolla Retention Lease		8,169,000	-	-	-
Refund of Exploration Expenditure		200,825	-	-	-
Payment for investment		(11,625)	(2,723,000)	(11,625)	(2,328,117)
Payment for convertible note		(246,000)	-	(246,000)	-
Payments for exploration expenditure		(8,989,368)	(10,419,842)	-	-
Proceeds on disposal of office equipment		-	18,413	-	18,413
Payment for office equipment		(19,389)	(41,977)	(19,389)	(41,977)
Payments for production property		(1,318,592)	(5,839,270)	-	-
Loans received from/(repaid to) subsidiaries		-	-	726,280	(2,824)
Loan (provided to)/repaid by subsidiaries		-	-	(37,412)	(3,307,011)
Net cash from (to) investing activities		(904,258)	(13,220,367)	996,460	(4,615,692)
Cash Flows from (to) Financing Activities					
Issue of share capital		-	1,327,092	-	1,327,092
Repayment of borrowings		(5,501,961)	(868,518)	-	-
Deposited funds for project loan repayment		1,849,364	(1,849,364)	1,849,364	(1,849,364)
Net cash from financing activities		(3,652,597)	(1,390,790)	1,849,364	(522,272)
Net Increase (Decrease) in Cash Held		2,114,229	(7,959,497)	2,114,229	(7,959,497)
Opening Cash Brought Forward		3,048,697	10,888,830	3,048,697	10,888,830
Effect of exchange rate change on foreign currency balances held at the beginning of the year		(340,434)	119,364	(340,434)	119,364
Ending Cash Carried Forward	21(b)	4,822,492	3,048,697	4,822,492	3,048,697

The accompanying Notes form part of and are to be read in conjunction with these Financial Statements.

1 STATEMENT OF ACCOUNTING POLICIES

> The financial statements presented here are for the reporting entity Cue Energy Resources Limited ("Cue Energy") and the consolidated financial statements of the group comprising Cue Energy Resources Limited and its subsidiaries, joint ventures and associated entity ("the Group").

> The financial statements have been prepared in accordance with the requirements of the Companies Act 1993 and the Financial Reporting Act 1993. The reporting entity and the group are issuers under the Financial Reporting Act 1993.

> The financial statements have been prepared on the basis of historical cost, as modified by the revaluation of certain items for which specific accounting policies are identified.

Principles of Consolidation

> The consolidated financial statements are prepared, using the purchase method, from the audited accounts as at 30 June 2002 for the parent company and its subsidiaries.

> All significant transactions between the Group companies have been eliminated on consolidation.

> The results of subsidiaries acquired during the year are included in the consolidated statements of financial performance from the date of acquisition.

Asset Impairment

> Annually, the directors assess the carrying values of each asset. Where the estimated recoverable amount is less than its carrying amount the asset is written down. The impairment loss is recognised in the statement of financial performance.

Equity Accounting of Associated Companies

> Where material, associated companies are equity accounted and investments in associated companies are shown at cost, plus the share of movement in net assets since acquisition. Associated companies are those in which the Group holds a substantial interest in the equity and over which the Group exercises significant influence.

Exploration and Evaluation Project Expenditure

> Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

> Expenditure is only carried forward as an asset where it is expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

> Where exploration and evaluation and/or acquisition costs have been incurred more than 5 years before the current year end balance date, and provided that no final decision to develop a project has been taken at that time, then such exploration and acquisition costs shall be written off at the fifth anniversary year end of the year in which the costs were incurred.

> Costs are written off as soon as an area has been abandoned or considered to be non-commercial.

> No amortisation is provided in respect of projects in the exploration, evaluation and development stages until they are reclassified as production properties.

> Restoration costs recognised in respect of areas of interest in the exploration and evaluation stage are carried forward as exploration, evaluation and development expenditure.

Production Properties

> Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production licences have been granted.

> Restoration costs recognised in areas of interest after the commencement of production are charged to the statement of financial performance.

> Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

> Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

Property, Plant and Equipment

> All property, plant and equipment are initially recorded at cost. Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due

regard to physical life limitations and to present assessments of economic recovery and varies from 3 to 5 years. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items. Gains and losses on disposal of property, plant and equipment are taken into account in determining the operating results for the year.

Cash

> For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

Employee Entitlements

> The amounts expected to be paid to employees for their salaries and wages, pro-rata entitlement to long service and annual leave are recognised when they accrue to employees at current pay rates.

Joint Ventures

> Interests in unincorporated joint ventures are brought to account by proportionate consolidation which involves including the following amounts:

- the Group's interest in each of the individual assets employed in the joint venture;
- liabilities incurred by the Group in relation to the joint venture and the Group's share of any liabilities for which it is jointly and/or severally liable; and
- the Group's share of expenses incurred in relation to the joint venture.

> Details of major joint venture interests are set out in Note 22.

Taxation

> The tax expense recognised for the year is based on the accounting surplus, adjusted for permanent differences between accounting and tax rules.

> The impact of all timing differences between accounting and taxable income is recognised as a deferred tax liability or asset. This is the comprehensive basis for the calculation of deferred tax under the liability method.

> A deferred tax asset, or the effect of losses carried forward that exceed the deferred tax liability, is recognised in the financial statements only where there is virtual certainty that the benefit of the timing differences, or losses, will be utilised.

Goods and Services Tax (GST)

> The Statement of Financial Performance and Statement of Cash Flows have been prepared so that all components are stated exclusive of GST.

Investments

> Investments in subsidiaries and other companies are recorded at the lower of cost and Directors' valuation calculated on an individual basis. Where in the opinion of the directors there has been a permanent diminution in the value of investments, this has been recognised in the current period. Advances to subsidiaries and other companies are recorded at estimated realisable value.

Unearned Income

> Unearned income represents an entitlement to a reimbursement of revenue arising from a redetermination of participants share of oil and gas reserves in the SE Gobe Unit.

Foreign Currencies

> Assets and liabilities expressed in foreign currencies are converted to New Zealand dollars at the rate of exchange ruling at balance date. Profits and losses on exchange, both realised and unrealised, are recognised in the period in which they occur by way of a credit or charge in the Statement of Financial Performance.

> Assets and liabilities of overseas subsidiaries are translated at exchange rates existing at balance date and the exchange gain/loss arising on translation is reflected in the Statement of Financial Performance. The activities of the subsidiaries are an integral part of the operations of the Company.

Financial Instruments

> Financial instruments carried on the Statement of Financial Position include cash and bank balances, receivables, investments, payables and borrowings. These instruments are, generally, carried at their estimated fair value.For example, receivables are carried net of the estimated doubtful receivables. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

> Full disclosure of information about financial instruments to which the Group is a party is provided in Note 25.

Changes in Accounting Policies

> There have been no changes in accounting policies.

2 OPERATING REVENUE AND EXPENSES

		CONSOLIDATED		PARENT	
		2002	2001	2002	2001
	NOTE	$	$	$	$
Operating Revenue					
Continuing activities					
Production income		8,252,459	12,044,841	-	-
Investment income		31,965	1,372,627	-	757,045
Dividend income		17,935	-	17,935	-
Operating fees		-	-	582,400	607,600
Interest income		113,607	405,922	1,216,670	405,922
Interest – Director related entity		23,270	8,440	23,270	8,440
Total Operating Revenue		8,439,236	13,831,830	1,840,275	1,779,007
Operating Expenses					
Continuing activities					
Net foreign currency losses*		234,800	175,200	4,516,769	749,991
Interest and finance costs		89,785	1,016,257	3,551	-
Interest - Director related entity		-	14,869	-	14,869
Depreciation		26,164	17,742	26,164	17,742
Loss on sale of investments		378,895	-	378,895	-
Loss on disposal of property, plant and equipment		-	4,448	-	4,448
Amortisation production properties		2,943,667	2,372,000	-	-
Unusual Items					
Profit on sale of area of interest T/RL1 (Yolla)		(2,857,128)	-	-	-
Exploration and project expenditure written off		1,136,787	1,035,708	-	-
Litigation and Settlement costs		(1,026,350)	563,921	(1,026,350)	563,921
Provision / (write back) for non-recovery of advances to subsidiaries		-	-	-	(3,400,000)
Write down of the carrying value of investments		269,654	2,316,414	269,654	2,316,414
Recovery of Exploration Expenditure written off		(200,825)	-	-	-
Write back provision for diminution of investment		-	-	-	(1,415,346)

* The variance between consolidated and parent balances is primarily due to exchange fluctuations on intercompany balances.

3 AUDITORS REMUNERATION

		CONSOLIDATED		PARENT	
		2002	2001	2002	2001
	NOTE	$	$	$	$
Amounts paid or due and payable to the auditors for:					
Auditing the financial statements:					
- Parent company auditor		73,855	37,500	73,855	37,500
- Other auditors		500	-	500	-
Other Services:					
- Parent company auditor		17,794	52,063	17,794	52,063

4 DIRECTORS' FEES

Total Directors' fees		261,724	416,974	261,724	416,974

5 TAXATION

Surplus/(Loss) before taxation		4,453,861	2,472,153	(4,292,686)	397,513
Income tax at current rate 33 cents		1,469,774	815,810	(1,416,586)	131,179
Tax effect of:					
Lower overseas tax rate		(133,616)	(24,722)	128,780	(3,975)
Expenditure not deductible for tax		236,982	(2,211,717)	1,728,930	410,004
Losses (recouped)/carry forward		(1,024,004)	1,962,018	(441,124)	(537,208)
Taxation Expense		549,136	541,389	-	-
Unrecorded benefit of tax					
Losses carried forward		38,020,342	44,741,106	2,341,648	3,543,256

(a) The taxation loss carried forward at 30 June 2002 is available to various companies within the Group and should be no less than $38,020,342. The benefit is conditional on the Group continuing to meet the various requirements of New Zealand, Australian, Indonesian and Papua New Guinea tax legislation.

(b) Prior year comparatives have been adjusted to take account of recent changes in taxation legislation within Australia.

(c) Available tax losses brought forward from 2001 have been adjusted for 2001 taxation returns.

6 SHARE CAPITAL

	NOTE	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT 2002 $	PARENT 2001 $
(a) Issued and paid up 333,943,755 (2001: 325,472,564) ordinary fully paid shares of no par value		83,774,384	80,404,799	83,774,384	80,404,799

(b) Movements in Share Capital

(i) The Company issued 8,471,191 new ordinary shares ($1,489,630) credited as fully paid to the PNG Venture Fund Pty Ltd. The issue of these shares was made at a price of A$0.15 per share. On 1 August 1996, a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited as part of the project financing arrangements for SE Gobe. The *preference share was, subject to certain conditions, to convert into* 8,471,191 Cue Energy Resources Limited ordinary fully paid shares. The issue was made in satisfaction of the redemption of this preference share and brings the total number of ordinary shares on issue to 333,943,755.

(ii) The company has included the reserve accounts of $1,879,955 in share capital (refer note 8).

(c) Options

As at 30 June 2002 the following unlisted options were outstanding:

2,000,000 unlisted options to employees, over fully paid shares. Options are exercisable as follows :

	No. of Options	Exercise Price (cents A$)	Expiry Date
Staff	500,000	8	02/05/04
Members	500,000	10	02/05/04
	500,000	12	02/05/04
	500,000	15	02/05/04

During the year no options were exercised and 200,000 options granted to employees lapsed.

(d) Other Rights of Conversion

(i) Preference Share Issue

On 1 August 1996, a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited. The preference share, converted into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares on 1 July 2001.

(ii) SE Gobe Project Loan

Pursuant to the Loan and Guarantee Agreement with Commonwealth Development Corporation (CDC) the Company granted to CDC a conversion right whereby US$2.3 million might be converted into ordinary fully paid shares in Cue Energy at a price of A$0.20 cents at any time on or before 14 October 2001 at the then prevailing exchange rate subject to various adjustments. The loan was not converted and was repaid in full on 14 October 2001.

7 TOTAL EQUITY

		CONSOLIDATED		PARENT	
		2002	2001	2002	2001
	NOTE	$	$	$	$
Share Capital		83,774,384	80,404,799	83,774,384	80,404,799
Share Option Reserve		-	965,340	-	965,340
Forfeited Share Premium Reserve		-	400,818	-	400,818
Share Premium Reserve		-	513,797	-	513,797
Retained Earnings		(48,108,250)	(52,012,975)	(49,446,011)	(45,153,325)
Total Equity		35,666,134	30,271,779	34,328,373	37,131,429

8 RESERVES

Share Option Reserve				
Balance at beginning of year	965,340	965,340	965,340	965,340
Movement during the year	(965,340)	-	(965,340)	-
Balance at end of year	-	965,340	-	965,340
Forfeited Share Premium Reserve				
Balance at beginning of year	400,818	400,818	400,818	400,818
Movement during the year	(400,818)	-	(400,818)	-
Balance at end of year	-	400,818	-	400,818
Share Premium Reserve				
Balance at beginning of year	513,797	513,797	513,797	513,797
Movement during the year	(513,797)	-	(513,797)	-
Balance at end of year	-	513,797	-	513,797
Total Reserves	-	1,879,955	-	1,879,955

9 RETAINED EARNINGS

	NOTE	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT 2002 $	PARENT 2001 $
Balance at beginning of year		(52,012,975)	(53,943,739)	(45,153,325)	(45,550,838)
Net surplus / (loss) attributable to shareholders of the company		3,904,725	1,930,764	(4,292,686)	397,513
Balance at end of year		(48,108,250)	(52,012,975)	(49,446,011)	(45,153,325)

10 ACCOUNTS RECEIVABLE

Current				
Trade debtors and other debtors	1,026,418	2,787,574	27,326	18,839
Unearned income	964,407	1,618,505	-	-
	1,990,825	4,406,079	27,326	18,839
Non Current				
Unearned income	1,459,301	2,670,537	-	-
	1,459,301	2,670,537	-	-

The directors consider the carrying value of receivables reflect their fair values.

11 PROPERTY, PLANT AND EQUIPMENT

Plant and equipment				
Cost	216,043	199,233	216,043	199,233
Accumulated depreciation	(156,176)	(132,591)	(156,176)	(132,591)
	59,867	66,642	59,867	66,642

12 INVESTMENTS

Current				
Shares in other companies (refer note 13)	-	694,317	-	-
Non Current				
Shares in other companies (refer note 13)	440,939	1,433,041	440,939	1,433,038
Shares in subsidiaries (refer note 14)	-	-	643,805	2,059,154
	440,939	1,433,041	1,084,744	3,492,192

13 SHARES IN OTHER COMPANIES

		CONSOLIDATED		PARENT	
		2002	2001	2002	2001
	NOTE	$	$	$	$
At directors' valuation					
Listed on a stock exchange					
Cost	(i)	1,965,346	4,389,436	1,965,346	3,695,116
Less provision for diminution in value		(1,605,485)	(2,352,276)	(1,605,485)	(2,352,276)
		359,861	2,037,160	359,861	1,342,840
Unlisted					
Cost		337,354	346,474	337,354	346,474
Less provision for diminution in value		(256,276)	(256,276)	(256,276)	(256,276)
		81,078	90,198	81,078	90,198
		440,939	2,127,358	440,939	1,433,038
Fair and market value of listed shares are based on quoted prices at balance date.	(i)	473,350	2,328,188	473,350	1,566,163

(i) Convertible Note

The company acquired a convertible note for $246,000 (AUD 200,000) in Bambuu Ltd (Bambuu) with a coupon rate of 10% per annum. The company has a conversion right whereby the note maybe converted into ordinary fully paid shares in Bambuu at a price of A$2.5 cents at any time on or before 12 July 2002. The note was repaid in full subsequent to year end.

14 SHARES IN SUBSIDIARIES AND ASSOCIATE AT BALANCE DATE

	PARENT				
	2002 $	2001 $	Interest Held	Country of Incorporation	Principal Activity
Cue PNG Oil Company Pty Ltd	1	1	100%	Australia	Petroleum production & exploration
Cue PNG Holdings Limited (1)	-	2	100%	Papua New Guinea	Finance
Cue Energy Holdings Ltd	1	1	100%	Australia	Administration
Cue Energy Indonesia Pty Ltd	1	1	100%	Australia	Petroleum production & exploration
Tanjung Jabung Pty Ltd (2)	2	2	100%	Australia	Petroleum exploration
Cue Sampang Pty Ltd	1	1	100%	Australia	Petroleum exploration
Kerema Oil Company Pty Ltd	1	1	100%	Australia	Petroleum exploration
Petro PNG Pty Ltd	1	1	100%	Australia	Petroleum exploration
Toro Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Omati Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Galveston Mining Corporation Pty Ltd	1,415,346	1,415,346	100%	Australia	Petroleum exploration
Less provision for diminution in value	(1,415,346)	-			
	-	1,415,346			
Cue Exploration Pty Ltd	2,121,985	2,121,985	100%	Australia	Petroleum exploration
Less provision for diminution in value	(1,478,190)	(1,478,190)			
	643,795	643,795			
	643,805	2,059,154			
Associate Company					
Eureka Resources NL	82,607	82,607	50%	Australia	Mineral exploration
Less provision for diminution in value	(82,607)	(82,607)			
	-	-			

(1) It was resolved to dissolve Cue PNG Holdings Limited on 26 November 2001.

(2) During the year Tanjung Jabung Pty Ltd (Tanjung Jabung) incorporated a subsidiary, Migas Explorations Pty Ltd (Migas). Tanjung Jabung assigned its interest in the Tanjung Jabung PSC to Migas and sold its 100% shareholding in Migas for a nominal sum.

All companies in the Group have a 30 June balance date.

Equity accounting for the associate company has not been applied, as the amounts involved are immaterial.

15 ADVANCES TO/FROM SUBSIDIARIES

		CONSOLIDATED		PARENT	
		2002	2001	2002	2001
	NOTE	$	$	$	$
Advances to subsidiaries		-	-	54,386,174	56,909,166
Less provision for non recovery		-	-	(24,614,168)	(25,803,861)
		-	-	29,772,006	31,105,305
Advances from subsidiaries		-	-	1,249,395	2,039,245

The directors consider the carrying amount of advances to and from subsidiaries reflect their fair values.

16 EXPLORATION AND EVALUATION EXPENDITURE

Capitalised expenditure on petroleum licences - 1 July 2001	16,956,602	9,126,981	-	-
Expenditure incurred during the year (1)	8,588,067	8,865,329	-	-
Sale of interest in T/RL1 (Yolla)	(5,258,688)	-	-	-
Expenditure written off during the year	(1,136,787)	(1,035,708)	-	-
Balance 30 June 2002	19,149,194	16,956,602	-	-
Accumulated costs incurred on current areas of interest net of amounts written off				
Project				
- T/RL1 (Yolla)	-	4,459,463	-	-
- Sampang PSC (1)	15,445,803	8,296,263	-	-
- PNG PPL 189	624,261	616,876	-	-
- PNG PPL 190	1,767,591	1,270,886	-	-
- PNG PDL 3 (non unitized)	240,017	220,286	-	-
- PNG PPL 194	-	1,024,442	-	-
- PNG PPL 193	1,022,351	1,022,351	-	-
- Carnarvon Basin EP363	49,171	46,035	-	-
Net accumulated exploration and evaluation expenditure	19,149,194	16,956,602	-	-

(1) Expenditure incurred is net of insurance recoveries relating to wells in the Sampang PSC

17 PRODUCTION PROPERTIES

	NOTE	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT 2002 $	PARENT 2001 $
Production interest 1 July 2001		11,980,972	12,458,832	-	-
Expenditure incurred during the year		1,318,592	1,894,140	-	-
Amortisation		(2,943,667)	(2,372,000)	-	-
Balance 30 June 2002		10,355,897	11,980,972	-	-
Net accumulated costs incurred on areas of interest					
Project					
- PNG PDL 3 (unitized)		10,355,897	11,980,972	-	-

18 PAYABLES AND ACCRUALS

Current					
Trade		88,213	829,663	88,207	257,148
Directors and director related entities		53,166	129,177	53,166	129,177
Unearned Income		964,407	1,618,505	-	-
Employee entitlements		69,967	140,429	69,967	140,429
		1,175,753	2,717,774	211,340	526,754
Non Current					
Unearned Income		1,459,301	2,670,537	-	-
Employee entitlements		82,222	-	82,222	-
		1,541,523	2,670,537	82,222	-

The directors consider the carrying amount of payables reflect their fair values.

19 BORROWINGS

Current Loan (i)		-	1,489,626	-	-
Current Loans (secured) (ii)		-	6,072,924	-	-
		-	7,562,550	-	-

The directors consider the carrying amounts of borrowings at balance date reflect their fair values.

(i) On 1 August 1996 a 6% preference share placement was made for US$1 million by Cue PNG Holdings Limited. The preference share converted into 8,471,191 Cue Energy Resources Limited ordinary fully paid shares on 1 July 2001. (refer Note 6).

(ii) Pursuant to the Loan and Guarantee Agreement with Commonwealth Development Corporation (CDC) the Company granted to CDC a conversion right whereby US$2.3 million might be converted into ordinary fully paid shares in Cue Energy at a price of A$0.20 cents at any time on or before 14 October 2001 at the then prevailing exchange rate subject to various adjustments. The loan was repaid in full on 14 October 2002.

(iii) The average cost of borrowings was approximately 6.5% per annum (2001: 6.4%).

20 DIRECTORS REMUNERATION

Details of remuneration ranges for directors of the parent and the group are:

Remuneration ranges of directors	Number of directors in each band			
	CONSOLIDATED		PARENT	
	2002 $	2001 $	2002 $	2001 $
$ 10,000 - $ 19,999	-	1	-	1
$ 50,000 - $ 59,999	1	-	1	-
$ 60,000 - $ 69,999	2	-	2	-
$ 70,000 - $ 79,999	-	1	-	1
$ 80,000 - $ 89,999	1	-	1	-
$ 190,000 - $ 199,999	-	-	1	-
$ 230,000 - $ 239,999	-	1	-	1
$ 270,000 - $ 279,999	1	-	-	-
$ 290,000 - $ 299,999	-	1	-	1
$ 300,000 - $ 309,999	-	1	-	-
$ 320,000 - $ 329,999	1	-	-	-

21 NOTE TO STATEMENT OF CASH FLOWS

	NOTE	CONSOLIDATED 2002 $	CONSOLIDATED 2001 $	PARENT 2002 $	PARENT 2001 $
(a) Reconciliation of loss after taxation with cash flow (to) from operating activities:					
Net profit/(loss) after taxation		3,904,725	1,930,764	(4,292,686)	397,513
Changes in working capital items					
Decrease/(increase) in accounts receivable		1,807,879	(519,157)	38,236	50,836
(Increase) in subsidiary advance		-	-	(1,593)	-
Increase/(decrease) in accounts payable		(1,299,851)	500,824	(291,674)	154,633
Increase in CDC borrowing		-	1,288,108	-	-
Decrease in Mountains West receivable		-	116,646	-	-
Decrease/(increase) in Redetermination payable		-	(954,120)	-	-
Decrease/(increase) in Project expenditure		145,698	-	-	-
Non-cash items					
Interest Fee		-	-	(1,113,178)	-
Depreciation		26,164	17,742	26,164	17,742
Amortisation		2,943,667	2,372,000	-	-
Management Fee		-	-	(582,400)	(607,600)
Employee entitlements		11,760	34,234	11,760	34,234
Net gain/(loss) on foreign currency conversion		234,800	(119,364)	4,516,769	(119,364)
Exploration expenditure written off		1,136,787	1,035,708	-	-
Write down/(up) value of investments		269,653	2,316,414	269,653	901,068
Provision for non recovery of advances to subsidiaries		-	-	308,459	(2,898,038)
Changes in investment item activities					
Loss on disposal of property, plant and equipment		-	4,488	-	4,488
Loss/(Profit) on disposal of investments		346,930	(1,372,627)	378,895	(757,045)
Loss/(Profit) on disposal of T/RL1 (Yolla)		(2,857,128)	-	-	-
Net cash (to) from operating activities		6,671,084	6,651,660	(731,595)	(2,821,533)
(b) Cash comprises cash balances held within New Zealand and overseas:					
New Zealand		89,907	87,497	89,907	87,497
Australia		4,802,230	4,878,955	4,802,230	4,878,955
Papua New Guinea		35,250	47,998	35,250	47,998
Cash and bank balances		4,927,387	5,014,450	4,927,387	5,014,450
Project loan repayment funds reserved		-	(1,849,364)	-	(1,849,364)
Performance bond not on demand		(75,000)	(75,000)	(75,000)	(75,000)
Bank deposit supporting guarantee not on demand		(29,895)	(41,389)	(29,895)	(41,389)
Statement of Cash Flows cash balance		4,822,492	3,048,697	4,822,492	3,048,697

22 INTERESTS IN JOINT VENTURES

PROPERTY	OPERATOR	CUE INTEREST (%)	GROSS AREA (KM²)	NET AREA (KM²)	PERMIT EXPIRY DATE
Petroleum Exploration Properties					
Carnarvon Basin – Western Australia					
EP363	Apache Northwest Pty Ltd	10.000 option	319	31.9	11/08/2002
Papua New Guinea					
PPL 189	Barracuda Pty Ltd	14.894	1949	275.6	17/02/2003
PPL 190	Barracuda Pty Ltd	10.947	1866	196.6	05/12/2006
PPL 193	Oil Search Ltd	7.500	5933	445.0	17/02/2003
PPL 194	Toro Oil Pty Ltd	100.000	6031	6031.0	26/11/2004
Madura - Indonesia					
Sampang PSC	Santos (Sampang) Pty Ltd	15.000	2677	401.6	04/12/2027
Petroleum Production and Exploration Properties					
Papua New Guinea					
PDL 3	Barracuda Pty Ltd	5.568892	85	4.7	23/12/2021

		CONSOLIDATED		PARENT	
	NOTE	2002 $	2001 $	2002 $	2001 $
The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:					
Exploration and Evaluation Expenditure (Refer Note 16)					
Capitalised expenditure on petroleum licences		19,149,194	16,956,602	-	-
Production Properties (Refer Note 17)					
Capitalised expenditure on production licences		10,355,897	11,980,972	-	-

23 EVENTS SUBSEQUENT TO BALANCE DATE

The directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operation of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

24 CAPITAL COMMITMENTS - EXPLORATION ACTIVITIES

In order to maintain current rights of tenure to petroleum exploration tenements, the Group has discretionary exploration expenditure requirements up until expiry of the primary term of the tenements. These requirements, which are subject to renegotiation and are not provided for in the financial statements, are payable as follows:

		CONSOLIDATED		PARENT	
	NOTE	2002 $	2001 $	2002 $	2001 $
Not later than one year		1,972,000	9,289,000	-	-
Later than one year but not later than 2 years		-	-	-	-
Later than 2 years but not later than 5 years		-	-	-	-
Later than 5 years		-	-	-	-
		1,972,000	9,289,000	-	-

The Company's subsidiary, Toro Oil Pty Ltd ("Toro"), holds a 100% interest in PPL 194, a petroleum exploration tenement in the Southern Highlands Province of Papua New Guinea. Discussions are ongoing with Papua New Guinea authorities about the appropriate level of work program for the licence. In these circumstances, the above Capital Commitments – Exploration Activities do not include any amount for field commitments that might otherwise have been incurred during the periods in question. The Company has not guaranteed any obligations made by Toro to the Papua New Guinea authorities.

If the economic entity decides to relinquish certain tenements and/or does not meet these obligations, assets recognised in the balance sheet may require review in order to determine the appropriateness of carrying values. The sale, transfer or farm-out of exploration rights to third parties could potentially reduce or extinguish these obligations.

All commitments relate to joint venture projects.

25 FINANCIAL INSTRUMENTS

The Group is subject to a number of financial risks that arise as a result of its exploration and production and borrowing activities.

To manage and limit the effects of financial risks the board of directors has approved the use of various financial instruments. The policies approved and financial instruments being utilised at balance date are outlined below.

(a) Credit Risk

Financial assets that potentially subject the group and parent company to concentrations of credit risk consist principally of cash and receivables. The parent company and group's cash equivalents are placed with high credit quality financial institutions. Trade receivables are presented net of any allowance for estimated doubtful receivables. Accordingly the directors believe the group has no significant concentration of credit risk.

(b) Interest Rate Risk

Interest rate risk is confined to movements in interest rates for funds on deposit with financial institutions. Group borrowings are at rates of interest fixed for the periods of the respective borrowings.

(c) Foreign Exchange Risk

The Group is subject to foreign exchange rate risk on its international exploration and appraisal activities where costs are incurred in foreign currencies, in particular United States Dollars and Australian Dollars.

The board approved the policy of holding funds in both United States and Australian Dollars respectively to manage foreign exchange risk.

25 FINANCIAL INSTRUMENTS continued

(d) Commodity Price Risk

The Group is involved in oil and gas exploration and appraisal and since April 1998 has received revenue from the sale of hydrocarbons. Exposure to commodity price risk is therefore limited to this production and from successful exploration and appraisal activities which at this stage cannot be measured. No hedging arrangements have been made.

(e) Fair Values

The carrying amount of cash and bank overdraft balances reflect their fair values.

Information on the fair values of all other financial instruments recognised in the financial statements is included in the relevant notes to the financial statements.

		CONSOLIDATED		PARENT	
	NOTE	2002 $	2001 $	2002 $	2001 $
Financial Assets and Liabilities					
Cash and bank balances		4,927,387	5,014,450	4,927,387	5,014,450
Accounts receivable		3,450,126	7,076,616	27,326	18,839
Investments		440,939	2,409,266	1,084,744	3,706,395
Advances to subsidiaries		-	-	29,772,006	31,105,305
Borrowings		-	(7,562,550)	-	-
Accounts payable		(2,717,276)	(5,388,311)	(293,562)	(526,754)
Advances from subsidiaries		-	-	(1,249,395)	(2,039,245)
		6,101,176	1,549,471	34,268,506	37,278,990

The fair value of recognised financial instruments equates to the net carrying amount shown above.

26 EARNINGS PER SHARE

	2002	2001
Basic earnings per share (cents per share)	1.17	0.63
Weighted average number of ordinary shares outstanding during the year (adjusted for ordinary shares issued during the year) used in the calculation of basic earnings per share	333,850,920	304,225,989

Information Concerning the Classification of Securities

(a) All outstanding Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. However diluted earnings per share are not materially different from basic earnings per share and have not been disclosed. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 6(c).

(b) Since the end of the financial year there have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements.

27 FINANCIAL REPORTING BY SEGMENTS

Geographic segments

2002	INDONESIA $	PNG $	NZ $	AUSTRALIA $	TOTAL $
Revenue					
Segment	1,026,350	8,255,174	3,417	3,238,598	12,523,539
Intersegment	-	-	-	-	-
Consolidated	1,026,350	8,255,174	3,417	3,238,598	12,523,539
Earnings after tax					
Segment	1,026,350	3,238,625	3,417	(363,667)	3,904,725
Unusual items	-	-	-	-	-
Consolidated	1,026,350	3,238,625	3,417	(363,667)	3,904,725
Assets	15,894,218	17,019,755	89,440	5,379,997	38,383,410

2001	INDONESIA $	PNG $	NZ $	AUSTRALIA $	TOTAL $
Revenue					
Segment	-	12,044,841	6,889	2,212,500	14,264,230
Intersegment	-	-	-	(607,600)	(607,600)
Consolidated	-	12,044,841	6,889	1,604,900	13,656,630
Earnings after tax					
Segment	-	5,694,815	6,889	145,103	5,846,807
Unusual items	-	(1,035,708)	-	(2,880,335)	(3,916,043)
Consolidated	-	4,659,107	6,889	(2,735,232)	1,930,764
Assets	8,296,263	21,733,111	161,998	13,031,268	43,222,640

27 FINANCIAL REPORTING BY SEGMENTS continued

Industry segments

2002	OIL & GAS EXPLORATION & PRODUCTION $	INVESTMENT $	UNALLOCATED AND OTHER $	TOTAL $
Revenue				
Segment	12,336,762	186,777	-	12,523,539
Intersegment	-	-	-	-
Consolidated	12,336,762	187,777	-	12,523,539
Earnings after tax				
Segment	4,410,615	(505,890)	-	3,904,725
Unusual items	-	-	-	-
Consolidated	4,410,615	(505,890)	-	3,904,725
Assets	32,998,368	5,385,042	-	38,383,410

2001	OIL & GAS EXPLORATION & PRODUCTION $	INVESTMENT $	UNALLOCATED AND OTHER $	TOTAL $
Revenue				
Segment	12,044,841	1,372,627	846,762	14,264,230
Intersegment	-	-	(607,600)	(607,600)
Consolidated	12,044,841	1,372,627	239,162	13,656,630
Earnings after tax				
Segment	5,694,815	1,372,627	(1,220,635)	5,846,807
Unusual items	(1,035,708)	-	(2,880,335)	(3,916,043)
Consolidated	4,659,107	1,372,627	(4,100,970)	1,930,764
Assets	28,937,574	2,127,356	12,157,710	43,222,640

The Group operates predominantly in petroleum exploration, development and production.

28 CONTINGENT GAINS AND LOSSES

The following amounts have not been recognised in the financial statements because of the uncertainty associated with their outcomes.

(a) Cash and bank balances includes an amount of $75,000 which is subject to a charge in support of an irrevocable guarantee in the amount of $75,000 given by the Company to the New Zealand Stock Exchange and $29,895 (Kina 50,000) which supports a guarantee in favour of the government of Papua New Guinea in respect of an exploration licence.

29 TRANSACTIONS WITH RELATED PARTIES

Related parties fall into the following categories:

Directors

The directors in office during the year were L. Musca, R.G. Tweedie, K. Hoolihan, E.G. Albers, M.D. Tilley, D.J. Quigg, J.S. Horner and A.M. Knox.

Since 30 June 2001 directors fees of $239,944 (2001: $156,148) have been incurred relating to the year ended 30 June 2002. Included in this amount are payments of $57,608, on behalf of two directors, to Todd Petroleum Mining Company Limited.

During the year the Group incurred expenditure for reimbursement of expenses and for services rendered by directors as follows; L. Musca, corporate services $21,780 (2001: $224,820). The expenditure has been included in expenses and any amounts payable included in accounts payable to directors and director related entities shown in Note 18.

Director Related Entity Transactions

A convertible loan of A$200,000 was made to Bambuu Ltd and repaid in full, subsequent to the end of the financial year. Interest charged at commercial rates, $23,270, was received.

A subsidiary company Petro PNG Pty Ltd, a dormant entity surplus to the Companies needs with no assets, was sold to a company associated with a director, E.G. Albers for no consideration.

There were no director related entity transactions during the year other than those disclosed.

Subsidiaries

Details of subsidiary companies are shown in Note 14. The realisable value of advances to subsidiaries and amounts owed to subsidiaries are shown in Note 15. Provision has been made by the parent company for possible non recovery of loans to subsidiaries $24,614,168 (2001: $25,803,861).

Repayment of amounts owing to the Company at 30 June 2002 and all future debts due to the Company, by the subsidiaries are subordinated in favour of all other creditors. Cue Energy has agreed to provide sufficient financial assistance to the subsidiaries as and when it is needed to enable the subsidiaries to continue operations.

The parent company provides management, administration and accounting services to the subsidiaries. A management fee of $582,400 (2001 $607,600) and interest of $1,113,178 was charged respectively by the parent company to Cue PNG Oil Company Pty Ltd.

30 ANALYSIS OF LEASES

		CONSOLIDATED		PARENT	
		2002	2001	2002	2001
	NOTE	$	$	$	$
Non-cancellable operating leases:					
Payable no later than one year		-	40,313	-	40,313
Payable later than one year but not later than 2 years		-	40,313	-	40,313
Payable later than 2 years but not later than 5 years		-	41,925	-	41,925
		-	122,551	-	122,551

AUDIT REPORT TO THE SHAREHOLDERS OF CUE ENERGY RESOURCES LIMITED

We have audited the financial report on pages 20 to 41. The financial report provides information about the past financial performance and cash flows for the year ended 30 June 2002 of the Company and Group and their financial position as at 30 June 2002. The financial report consists of the financial statements of the Company and the Consolidated financial statements of the Group comprising the Company and the entities it controlled at the end of, or during the financial year. This information is stated in accordance with the accounting policies set out in Note 1.

Directors Responsibilities

The directors are responsible for the preparation of a financial report which gives a true and fair view of the financial position of the Company and Group as at 30 June 2002 and of their financial performance and cash flows for the year ended 30 June 2002.

Auditors' Responsibilities

It is our responsibility to express an independent opinion on the financial report presented by the directors and report our opinion to you.

Basis of Opinion

An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial report. It also includes assessing:

- the significant estimates and judgements made by the directors in the preparation of the financial report, and
- whether the accounting policies are appropriate to the Company and Group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with generally accepted auditing standards in New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial report is free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial report.

We have no other relationship with or interests in the Company or any of its subsidiaries.

Unqualified Opinion

We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records; and
  - the financial report on pages 20 to 41
  - complies with generally accepted accounting practice;
  - gives a true and fair view of the financial position of the Company and Group as at 30 June 2002 and their financial performance and cash flows for the year ended on that date.

Our audit was completed on 27 September 2002 and our unqualified opinion is expressed as at that date.

Spencer & Co

Chartered Accountants

Melbourne

The registered names and holdings of the 20 largest holdings of quoted ordinary shares in the Company as at 27 September 2002.

1	Octanex NL	35,680,140
2	Todd Petroleum Mining Company Limited	18,150,000
3	Anzoil NL	16,779,246
4	Colbern Fiduciary Nominees Pty Ltd	16,300,000
5	Todd Tasman Oil Ltd	15,000,000
6	HSBC Custody Nominees (Australia) Limited	10,157,316
7	Portfolio Securities Pty Ltd	10,737,130
8	Westpac Custodian Nominees	9,180,861
9	PNG Venture Fund Limited	8,471,191
10	Browse Petroleum Pty Ltd	6,200,000
11	Mr Mark Bevan Tilbrook	4,511,875
12	Royal Sunset Pty Ltd	3,756,140
13	Mr Ernest Geoffrey Albers	3,366,433
14	Elcos (QLD) Pty Ltd (The Elcos (QLD) Unit Acc)	2,700,000
15	BB Nominees Pty Ltd	2,380,980
16	Bradley Resources Company	2,200,000
17	Sir Daniel Leahy	2,173,913
18	Van Der Voorn Holdings Ltd	2,000,000
19	New Zealand Central Securities Depository Limited	1,659,978
20	Merrill Lynch (Australia) Nominees Pty Ltd	1,633,472

SHAREHOLDER INFORMATION

Shareholdings of each director and associated parties of each director effective as at 30 June 2002 in ordinary shares of no par value.

	Sole Beneficial Interest		Held By Associated Persons	
	Quoted Ordinary Shares No Par Value 2002	Quoted Ordinary Shares No Par Value 2001	Quoted Ordinary Shares No Par Value 2002	Quoted Ordinary Shares No Par Value 2001
L. Musca	-	10,000,000	-	-
Associated Parties:				
BB Nominees Pty Ltd	-	-	175,612	-
Leon Nominees Pty Ltd	-	-	149,087	149,087
Portfolio Securities Pty Ltd	-	-	10,737,130	737,130
R.G. Tweedie	488,530	-	-	-
Associated Parties:				
BB Nominees Pty Ltd	-	-	383,935	-
Todd Petroleum Mining Company Limited	-	-	18,150,000	-
Todd Tasman Oil Ltd	-	-	15,000,000	-
K. Hoolihan	-	-	-	-
Associated Parties:				
BB Nominees Pty Ltd	-	-	383,936	-
Todd Petroleum Mining Company Limited	-	-	18,150,000	-
Todd Tasman Oil Ltd	-	-	15,000,000	-
E.G. Albers	4,016,433	-	-	-
Associated Parties:				
Ernest Geoffrey Albers & Joy Pamela Albers	-	-	655,214	-
BB Nominees Pty Ltd	-	-	678,434	-
Sacrosanct Pty Ltd	-	-	750,000	-
Browse Petroleum Pty Ltd	-	-	11,200,000	-
Octanex NL	-	-	31,160,140	-

Spread of Holdings of quoted shares of no par value in the Company as at 27 September 2002.

1 - 1,000		129
1,001 - 5,000		461
5,001 - 10,000		679
10,001 - 100,000		1,513
Over 100,000		312

The number of shareholders holding less than a marketable parcel as at 27 September 2002 is 197.

The names and holdings of substantial shareholders in the Company as at 27 September 2002:

	Quoted Shares Fully Paid
E.G. Albers	48,722,413
Octanex NL	35,680,140
Todd Petroleum Mining Company Limited	33,150,000

Corporate Directory >

DIRECTORS
R.G. Tweedie LLB - Chairman
L. Musca LLB
K. Hoolihan MSc(Hons)
E.G. Albers LLB

CHIEF EXECUTIVE OFFICER
R.J. Coppin BSc (Hons)

SECRETARY
BDO Spicers
BDO House
99 – 105 Customhouse Quay
PO Box 10-340
Wellington, New Zealand
Telephone: 64 4 472 5850
Facsimile: 64 4 473 3582

REGISTERED OFFICE

NEW ZEALAND
BDO House
99 – 105 Customhouse Quay
PO Box 10-340
Wellington, New Zealand
Telephone: 64 4 472 5850
Facsimile: 64 4 473 3582

AUSTRALIA
25th Floor, 500 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: 61 3 9629 7577
Facsimile: 61 3 9629 7318
E-mail: mail@cuenrg.com.au

STOCK EXCHANGE LISTINGS

NEW ZEALAND
New Zealand Stock Exchange (NZSE)
Level 9, 2 Hunter Street
PO Box 2959
Wellington, New Zealand
NZSE Code: CUEVA
Telephone: 64 4 472 7599
Facsimile: 64 4 473 1470

AUSTRALIA
Australian Stock Exchange (ASX)
Level 3, 530 Collins Street
Melbourne, Victoria 3000, Australia
ASX Code: CUE
Telephone: 61 3 9617 8611

PAPUA NEW GUINEA
Port Moresby Stock Exchange (POMSoX)
Level 4, Defens Haus
Cnr of Champion Parade & Hunter Street
PO Box 1531
Port Moresby, NCD
Papua New Guinea
POMSoX Code: CUE
Telephone: 675 320 1980
Facsimile: 675 320 1981

SOLICITORS

NEW ZEALAND
Bell Gully
IBM Centre
171 Featherston Street
Wellington, New Zealand

AUSTRALIA
Allens Arthur Robinson
Level 33, 530 Collins Street
Melbourne, Victoria 3000, Australia

AUDITORS
Spencer & Co
Level 5, 114 William Street
Melbourne, Victoria 3000, Australia

BANKERS
ANZ Banking Group
91 William Street
Melbourne, Victoria 3000, Australia

N M Rothschild & Sons
Level 16, No 1 O'Connell Street
Sydney, NSW 2000, Australia

SHARE REGISTRY

NEW ZEALAND
Computershare Registry Services Ltd
Private Bag 92119
Auckland 1030, New Zealand
Telephone: 64 9 522 0022
Facsimile: 64 9 522 0058

AUSTRALIA
Computershare Registry Services Pty Ltd
Level 12, 565 Bourke Street
Melbourne, Victoria 3000, Australia
Telephone: 61 3 9611 5711
Facsimile: 61 3 9611 5710

PAPUA NEW GUINEA
Deloitte Touche Tohmatsu
Level 12, Deloitte Tower
Douglas Street
PO Box 1275
Port Moresby, NCD
Papua New Guinea
Telephone: 675 321 1888
Facsimile: 675 321 1986

>www.cuenrg.com.au

...ontact us by email at: mail@cuenrg.com.au

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[illegible]

ABN [illegible]

Level 25, 500 Collins Street

Melbourne, Victoria,

Australia 3000

Telephone: +61 3 9629 7577

Facsimile: +61 3 9629 7318

Web Site: www.cuenrg.com.au

E-mail: mail@cuenrg.com.au